FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from April 1, 2018 to April 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 11, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from April 1, 2018 to April 30, 2018 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on May 11, 2018]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

	as of April 30, 2018

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2018) (Period of repurchase: from May 16, 2018 to March 29, 2019 (excluding the ten business days following the announcement of each quarterly financial results))	100,000,000		70,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—

Total	—	0	0

Aggregate shares repurchased as of the end of this reporting month	0		0

Progress of share repurchase (%)	0		0

2.	Status of disposition

as of April 30, 2018

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date) April 2 April 3 April 4 April 5 April 6 April 9 April 10 April 11 April 12 April 13 April 16 April 17 April 18 April 19 April 23 April 24 April 25 April 26 April 27	53,500 16,100 2,200 33,600 4,700 30,000 95,100 21,700 35,200 32,200 16,100 10,900 167,400 39,700 15,400 190,100 123,700 70,700 61,900	3,927,500 16,100 2,200 33,600 302,700 923,000 95,100 21,700 631,200 32,200 16,100 10,900 2,251,400 39,700 15,400 786,100 868,700 70,700 61,900

Subtotal	—	1,020,200	10,106,200

Total	—	1,020,200	10,106,200

3.	Status of shares held in treasury

as of April 30, 2018

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,643,562,601
Number of shares held in treasury	249,036,210